Exhibit 2

July 21, 2016

Angie’s List, Inc.

1030 E. Washington Street

Indianapolis, IN 46202

Attention: Members of the Board of Directors

Re: Corporate Governance Issues

Dear Members of the Board of Directors:

Vajra Fund III, LLC, a shareholder of Angie’s List, Inc. (the “Company”) that beneficially owns 5,322,563 shares of the Company’s common stock as of the date of this letter, representing approximately 9.1% of all outstanding shares of the Company, is writing to you to raise serious concerns regarding the corporate governance practices of the Company and to propose actions to address these concerns promptly.

It is hard to imagine that the Board of Directors of the Company (the “Board”) has not watched with deep concern the more than 20% share price decline in the weeks following the release of an Institutional Shareholder Services (“ISS”) report raising issues about the Company’s corporate governance practices leading into the Company’s 2016 annual meeting.

We write to you now as a significant shareholder to raise our own serious concerns about corporate governance policies that expose the Company to unnecessary risk and that impede the Company from realizing its full value for shareholders. For the reasons detailed below, we propose that the following changes be made to the Company’s corporate governance practices and to the Board:

a)             The Company must immediately eliminate the policy allowing members of the Board to pledge the Company’s securities as collateral to secure or guarantee indebtedness;

b)             Each of Mr. John H. Chuang, the Chairman of the Board, and Mr. Steven M. Kapner, a member of the Board, must immediately resign from the Board, or Messrs. Chuang and Kapner must be required to remove as promptly as possible the pledge of their Company shares as collateral for any outstanding loans or other indebtedness; and

c)              The Company must immediately reduce the size of the Board, from 12 members to 10 members, and eliminate its staggered board election policy.

Optimistic Prospects

We invested in the Company because we are very optimistic about the prospects of the Company. By opening up features of its website to members free of charge, the Company has the opportunity to monetize the significant traffic attracted organically by its well-known brand and sterling reputation — a competitive advantage enjoyed by no other business in this market today. Simply put, no competitor can match the brand value of the Company.

As management has reported, the Company receives approximately 100 million unique visits annually, and for many years the vast majority of that Internet traffic has been bouncing off the pay wall un-monetized. Going forward, these home-owning consumers can be converted into qualified leads with well-established economic value. We also think the Company is on the right track by presenting a set of compelling paid membership offers to inbound consumers who want premium access and services, thereby allowing the Company to preserve and grow its membership revenue line even after the pay wall is gone.

Most importantly, we believe that of the more than half a million non-participating service providers who currently benefit from the Company without paying, many will choose to engage as participating, fee-paying members with the new platform. This development will boost revenue and profitability while assisting service providers to better serve the Company’s members.

In spite of our optimism for the business as a whole, we are alarmed by serious corporate governance issues that could depress shareholder value and threaten to undermine management’s efforts to realize the Company’s full potential.

Issue One: Stock Pledging Policy

According to the Company’s Proxy Statement filed on April 29, 2016 (the “Proxy Statement”) and pursuant to the Company’s insider trading policy, “Reporting Persons” (as described in the Proxy Statement) may pledge the Company’s securities as collateral to secure or guarantee indebtedness so long as the Reporting Persons submit a quarterly report to the Company’s Nominating and Corporate Governance Committee. In accordance with this policy and according to the Proxy Statement, as of December 31, 2015, TRI Investments LLC (“TRI”) is the beneficial owner of 11,657,775 shares of common stock, of which 11,411,920 shares were pledged and held in a collateral account to secure a debt of $27,500,000. Mr. Chuang and Mr. Kapner are the Chief Executive Officer and Managing Director, respectively, of TRI Ventures, Inc., the parent company of TRI.

ISS expressed concern over the Audit Committee’s decision to allow the Company’s policy enabling directors to pledge their Company shares to cover their own indebtedness. The pledging of shares by directors and executive officers or their affiliates can pose a risk to the investments of outside shareholders.

In our view, the Board must eliminate this pledging policy, which continues to put at risk the value of the Company’s shares.

Issue Two: Messrs. Chuang and Kapner are conflicted by the pledge of nearly all their beneficially owned shares

Our serious concern is that Messrs. Chuang and Kapner, through TRI, have pledged nearly all of their Company holdings — a staggering 19.7% of all of the Company’s outstanding shares — thereby exposing the Company and its shareholders to needless and unreasonable risk.

Messrs. Chuang and Kapner hold seats on the Board because of their alleged holdings in the Company. By virtue of the pledge, Messrs. Chuang and Kapner have effectively ceded ownership and have ceded control over the sale of these shares. This control is currently held by the lender through the pledge, rather than Messrs. Chuang and Kapner. Accordingly, Messrs. Chuang and Kapner should not be entiltled to seats on the Board.

Based on three-month trailing average trading volumes as of the date of this letter, a forced liquidation of TRI’s Company shares would take more than 34 trading days of continuous selling — placing extreme negative pressure on the Company’s share price with potentially disastrous consequences.

We request that the Board, including the Audit Committee, ask that Messrs. Chuang and Kapner resign immediately from the Board, or that Messrs. Chaung and Kapner be required to immediately remove the pledge of TRI’s Company shares as collateral for any outstanding loan or other indebtedness.

Issue Three: The Board and its Chairman have ignored ISS on the pledging issue

For two years in a row, the Board and its Chairman, have ignored this very real pledging issue. It is noteworthy that during the 2015 proxy process, despite no Audit Committee members being up for re-election due to the Company’s staggered board policy, ISS nevertheless recommended withholding support for Mr. Chuang and William Oesterle in the 2015 election due to this pledging policy. Mr. Oesterle subsequently resigned from the Board while Mr. Chuang remains. In fact, Mr. Oesterle was replaced by Mr. Kapner, Mr. Chuang’s business partner.

Issue Four: Board size must be reduced and staggered board member elections must be eliminated

The Board is too large for a business of the Company’s size. The Company has 12 directors, while the average board size for the Company’s peers, as identified in the Company’s own filings, is eight.

Oversized boards often lack sufficient accountability and make poor decisions. In fact, a lack of accountability appears to have led to the Board exercising poor judgment on more than one occasion. In addition to ignoring the share pledging issue, the Board allowed a major related-party transaction of questionable merit in 2012. In that transaction, the Company purchased real estate personally owned by Mr. Oesterle and fellow Board member and executive, Ms. Angie Hicks, for $6.25 million. The assessed value of that real estate at the time was $4.55 million.

Regardless of whether the Board claims that the price paid by the Company was fair, we fail to see the rationale for carrying such real estate on the Company’s balance sheet, as compared to leasing that or comparable office space in an arms-length transaction with an unrelated party. This 2012 real estate transaction, involving parties who clearly were not objective at the time, inevitably gives rise to scrutiny and the appearance of imprudent decision-making by the Board.(1)

The combination of an oversized board and staggered elections supports entrenchment of directors and shields them from accountability to shareholders. Therefore, in addition to reducing the Board’s size, we believe the Company must eliminate its staggered election policy.

Eliminating staggered board elections would improve the responsiveness of Board members to shareholders and hold them accountable for poor decision-making. The Company must provide that each director serves a one-year term and must stand for reelection every year. These fixes to the Company’s corporate governance practices will help to restore confidence in the Board and serve as a means to further protect shareholder value and realize the Company’s excellent business prospects.

(1) Although our primary concerns with an oversized board are impairment of judgment and reduction of accountability, a large board also costs more than an appropriately sized board would. Board stipends, excluding compensation paid to the two Company executives who serve on the Board, cost the Company $881,876 in 2015 when the Board was smaller than it is today. Eliminating Board seats obviously presents an opportunity for saving shareholder money and, thus, preserving and ultimately increasing share value.

While we have described herein both the great potential of the Company as well as certain missteps by the Company, we believe the recent addition of the new directors, Messrs. Eric Semler, Tom Evans, George Bell and Michael Sands, was an important first step toward restoring shareholder confidence and composing a board that can support and oversee management on the challenging and promising mission described above. The resignations of Messrs. Chuang and Kapner, along with a reduction in the size of the Board to 10 members and a commitment to the elimination of the staggered election policy are the next logical steps to restore shareholder confidence in the Company’s governance.

It is important that we schedule a meeting with the Board within the next two weeks to discuss the importance of our concerns. Please let us know your availability for a meeting as soon as possible.

Thank you.

Vajra Fund III, LLC

/s/ Michael Brodsky
Michael Brodsky
Managing Partner
Vajra Asset Management LLC
Managing Member of Vajra Fund III LLC